Exhibit 18

Court Orders FSD Pharma to Move Shareholder Meeting Date to May 14, 2021,

Imposes Requirement of an Independent Meeting Chair and

Prevents Dr. Raza Bokhari and Other Directors from Voting Recently Issued Shares

Toronto, Ontario, March 8, 2021 / Newsfile / – The group of concerned shareholders (the “Concerned Shareholders”) of FSD Pharma Inc. (Nasdaq: HUGE) (CSE:HUGE) (FRA:0K9) (the “Company” or “FSD”) which includes two founding directors, Anthony Durkacz and Zeeshan Saeed, are pleased to announce that they were successful in their request that the Ontario Superior Court of Justice (Commercial List) (the “Court”) order the Company to accelerate the date of its previously called annual shareholders’ meeting.

The meeting will now be held on May 14, 2021. As a result of this earlier meeting date, the special meeting of the Company’s shareholders called by the Concerned Shareholders for March 31, 2021 will not be required. This earlier meeting date will allow FSD to deal with the issues raised by the Concerned Shareholders while finally satisfying FSD’s obligation to hold its long-overdue annual shareholders’ meeting – an outcome that is in the best interest of all FSD shareholders.

As requested by the Concerned Shareholders, the Court also ordered that Dr. Raza Bokhari, the Chair of FSD’s board of directors (the “Board”) and the Company’s Chief Executive Officer, not act as chair of the meeting. Instead, an independent person will be appointed to ensure that the meeting is run in a fair and orderly fashion.

The Concerned Shareholders have identified many actions by Dr. Raza Bokhari and other board members, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald Goldberg and Larry Kaiser, that have harmed shareholders. Among these is the issuance of at least 13,196,764 of Class B shares in just seven weeks – over 68% of the number outstanding on January 4, 2021, the date of the Concerned Shareholders’ requisition of a shareholder meeting (the “Requisition Date”). These entirely unjustified issuances at a time when the Class B shares were already devalued have driven the share price to all-time lows and compounded shareholder losses.

During this time, Dr. Raza Bokhari, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald Goldberg and Larry Kaiser, have lined their pockets by awarding themselves cash and Class B shares for services yet to be provided. The value of the 1,173,709 Class B shares issued to Dr. Raza Bokhari on February 10, 2021 was at least $5.7 million, based on the closing price on that day. Board members Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald Goldberg and Larry Kaiser awarded themselves compensation in the form of cash and Class B shares equal to nearly $1 million. Compensation on this scale for serving a company the size of FSD, at a time when its shares are trading at all-time lows and stock markets are at all-time highs, is unconscionable.

As suggested by the Concerned Shareholders during the course of the hearing, the Court ordered that the votes attached to shares issued since the Requisition Date to Dr. Raza Bokhari, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald Goldberg and Larry Kaiser and any entities related to any of them not be counted at the upcoming meeting.

The Concerned Shareholders are relieved by the Court’s decision as it will help ensure that the many issues arising from the misconduct of Dr. Raza Bokhari and the members of the Board that have enabled him, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald Goldberg and Larry Kaiser, are addressed by the Company’s shareholders expeditiously.

At the meeting, Shareholders will have the opportunity to determine FSD’s future by voting to replace Dr. Raza Bokhari, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald Goldberg and Larry Kaiser with three new, highly qualified directors having a depth of relevant experience in the biotechnology and pharmaceutical industries. These new directors have strong track records of integrity and success and will bring to FSD a wealth of critical experience in the areas of public company governance, accounting, finance, capital markets and law.

Details about the new directors proposed by the Concerned Shareholders are provided below:

Mr. Nitin Kaushal is a finance executive with over 30 years of experience in the healthcare and the financial services industries, focusing on the biotechnology, medical device and healthcare services markets, including significant experience with corporate governance and acting on the boards of public companies. Mr. Kaushal is currently the President of Anik Capital Corp. and until his retirement in 2020, was a Managing Director in the corporate finance practice at PricewaterhouseCoopers.

Mr. Lawrence Latowsky is an executive with extensive experience in the pharmaceutical industry. Mr. Latowsky currently serves as the Chief Executive Officer of Canntab Therapeutics Ltd. Until 2020, he was the Chairman and Chief Executive Officer of Top Drug Corp. and, prior to that, he served as President and CEO of Katz Group Canada, overseeing the largest network of pharmacy retailers in Canada operating as Rexall, Pharmaplus, IDA and Guardian Drugstores.

Mr. Fernando Cugliari has over 20 years of experience in finance and law. Mr. Cugliari is currently an International Investment Advisor at CIBC FirstCaribbean International Bank, where he provides comprehensive investment advisory services to high and ultra-high-net-worth individuals and their families, as well as insurance, corporate, institutional and pension fund clients.

The Concerned Shareholders are extremely pleased that these highly qualified individuals have stepped forward to help restore FSD.

The Concerned Shareholders will be issuing an information circular providing more details regarding the director nominees, their plans for the Company, the meeting and how shareholders can make their vote count for change. It is important for the Company’s shareholders to read this information circular carefully and vote at the meeting. More information will be available at the website established by the Concerned Shareholders: http://www.restorefsd.com/.

For additional information, please contact:

Christine Carson

President & CEO

Carson Proxy Advisors Ltd.

christine@carsonproxy.com

416-804-0825

Forward Looking Information

Certain statement contained herein are “forward-looking statements”. Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements regarding the meeting and the information circular to be issued. The Concerned Shareholders cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.